UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 05 )*

Green BankShares

(Name of Issuer)

Common Stock

(Title of Class of Securities)

394361208

(CUSIP Number)

Linda M. Crouch-McCreadie,  Baker, Donelson, Bearman, Caldwell & Berkowitz, PC  100 MedTech Parkway, Suite 200  Johnson City,  TN  37604  Phone : 423-928-0181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
NISWONGER SCOTT M

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1134203

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1134203

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1134203

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%

14	TYPE OF REPORTING PERSON
IN

This Amendment No. 5 to Schedule 13D (originally filed April 28, 2008) is being filed to report the sale of shares of common stock of Green Bankshares, Inc.

Item 1.	Security and Issuer

The title and class of equity securities to which this statement relates is the common stock, $2.00 par value (the "Common Stock") of Green Bankshares Inc. (the Issuer"). The Issuer's principal executive offices are located at 100 North Main Street, Greeneville, Tennessee 37743.

Item 2.	Identity and Background

(a)	Scott M. Niswonger

(b)	P.O. Box 938 Greeneville, TN 37744-0938

(c)	Executive

(d)	None

(e)	None

(f)	United States

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock was originally acquired with personal funds of Mr. Niswonger.

Item 4.	Purpose of Transaction

Mr. Niswonger may acquire additional shares, or dispose of some or all of the shares of Common Stock, from time to time, depending upon price and market conditions, evaluation of alternative investments and other factors. Mr. Niswonger intends to review on a continuing basis his investment in the Common Stock, the Issuer's business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions.

Mr. Niswonger has no plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the dispositions of securities of the issuer;

(b)	An extraordinary corporate transaction,, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)
Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or porposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or

(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)
After the sales transactions listed below, Mr. Niswonger owns 1,134,203 shares of the Issuer's Common Stock which represents 9.0% of the outstanding Common Stock of the Issuer, as reported in its Form 10-K for the year ended December 31, 2009.

(b)	Mr. Niswonger has sole voting and dispositive power for the shares beneficially owned.

(c)

Transaction Date	Shares or Unites Purchased (Sold)	Price Per Share or Unit
4/23/2010
4/23/2010
4/23/2010
4/23/2010
4/23/2010
4/22/2010
4/22/2010
4/20/2010
4/20/2010
4/15/2010
4/15/2010
4/14/2010
4/14/2010
4/14/2010
4/13/2010
4/13/2010
4/12/2010
4/8/2010
4/6/2010
4/6/2010
4/6/2010
3/19/2010
3/19/2010
2,000 4,417 10,000 20,000 20,000 667 6,318 10,000 4,700 700 4,910 4,209 10,000 10,000 192 10,000 10,000 893 10,000 10,000 6,121 10,000 10,000	13.3405 13.3405 13.25 13.00 12.50 12.08 12.10 11.80 11.60 11.24 11.35 10.93 10.60 10.48 10.25 10.20 9.90 9.43 9.25 9.30 9.40 9.00 9.00

(d)
Mr. Niswonger confirms that no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer's Common Stock beneficially owned by him.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 26, 2010	By:	/s/ Scott M. Niswonger

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)